June 27, 2013

BY EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, NE

Washington, D.C. 20549

RE:	National Financial Partners Corp.
Form 10-K for fiscal year ended December 31, 2012
Filed February 15, 2013
File No. 001-31781

Dear Mr. Rosenberg:

National Financial Partners Corp. (“NFP” or the “Company”) is in receipt of the comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated June 26, 2013. For the convenience of the Staff, the Company has restated the Comment in this letter. Set forth below the Comment is the Company’s response to such Comment.

Notes to the Financial Statements

Note 7 – Borrowings

Issuance of 2010 Notes, page F-23

1.	Please tell us how you determined that equity classification is appropriate and why liability classification is not required for the warrants issued in the 2010 transaction for $21 million. Specifically address the make-whole shares stated on page 17 of Exhibits 10.3, 10.5 and 10.7 to Form 8-K filed on June 14, 2010 and ASC 815-40-25-30.

The Company determined that equity classification is appropriate for the warrants (confirmations of which were filed as Exhibits 10.3, 10.5 and 10.7 to the Company’s Current Report on Form 8-K filed with the Commission on June 14, 2010) issued in the 2010 transaction for $21 million, as the warrant contracts meet all of the criteria in ASC 815-10-15-83 and the two criteria in ASC 815-10-15-74(a). ASC 815-10-15-74(a) provides that a reporting entity shall not consider a contract to be a derivative instrument for purposes of ASC subtopic 815-10 if the contract is both (1) indexed to the entity’s own stock and (2) classified in stockholders’ equity in the entity’s statement of financial position. Pursuant to ASC 815-40-15-7, the Company determined that the warrant contracts are indexed to the Company’s stock, as the warrants do not contain any exercise contingencies, the warrants’ settlement amount equals the difference between the fair value of the Company’s common stock price and the warrant contract strike price, and the only variables which could affect the settlement amount would be inputs to the fair value for a fixed-for-fixed option on equity shares. The Company also analyzed ASC 815-40-25 to determine whether the warrant contracts should be classified in stockholders’ equity in the Company’s statements of financial condition and concluded that the warrant contracts meet all of the criteria for classification as equity under that subtopic. Based on this analysis, the Company determined the warrant contracts should be classified as equity and should not be subject to the mark-to-market provisions of ASC 815.

The Company assessed the provisions of Section 8(c) of each of the warrant contracts, which generally provide that where the Company has elected to settle the warrant contracts by delivering shares or share termination delivery units that are not freely tradeable, it may be required to deliver additional amounts in cash or in a number of shares or share termination delivery units if the proceeds from the sale of those shares or share termination delivery units are less than the value of the shares or share termination delivery units that would have been delivered by the Company if they had been freely tradeable. ASC 815-40-25-30 provides that a make-whole provision would not preclude equity classification of a contract if the contract can be net-share settled and the maximum number of shares that could be required to be delivered under the contract (including the make-whole shares) is fixed and is less than the number of available authorized shares. In the case of the warrants, each warrant contract provides that the delivery obligation may be settled in shares or share termination delivery units. In addition, each warrant contract establishes a limit on the number of shares (inclusive of make-whole shares) to be delivered upon settlement, as reflected in Section 8(e) on page 18 of each warrant contract, which is less than the number of authorized and unissued shares available to settle the warrants. Furthermore, the Company noted that Section 8(o) on page 22 of each of the warrant contracts states that nothing in such warrant contract shall be interpreted as requiring the Company to deliver cash upon settlement, “except in circumstances where the required cash settlement is permitted for classification of the contract as equity by EITF 00-19” as in effect on the trade date for the warrants (including, without limitation, where the Company elects to deliver cash or fails timely to elect to deliver shares or share termination delivery units).

Acknowledgment

The Company acknowledges (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please contact the undersigned at (212) 301-1049 should you require further information or have any questions.

Very truly yours,

/s/ Donna J. Blank Donna J. Blank
Executive Vice President and Chief Financial Officer

cc:

Stancil E. Barton, Esq.

Executive Vice President and General Counsel

National Financial Partners Corp.

340 Madison Avenue, 20th Floor

New York, NY 10173

Dwight S. Yoo, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036